[Letterhead of Ambow Education Holding Ltd.]

May 2, 2013

Larry Spirgel

Dean Suehiro

Robert Littlepage

Reid Hooper

Celeste M. Murphy

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:                             Ambow Education Holding Ltd.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed May 29, 2012

Comment Letter Dated April 4, 2013

File No. 001-34824

Dear Mr. Spirgel, Mr. Suehiro, Mr. Littlepage, Mr. Hooper and Ms. Murphy:

I refer to your letter to Ms. Jin Huang, dated April 4, 2013, and your certain verbal comments provided on April 17, 2013 relating to Ambow Education Holding Ltd.’s (“Ambow” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 29, 2012 (the “2011 Form 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated April 4, 2013 from the staff of the Commission (the “Staff”) and certain verbal comments provided to the Company by the Staff on April 17, 2013 (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2011

Organizational Structure, page 45

1.              Please expand your organizational chart to include the entities owned by the VIEs and other parties, including the VIE shareholders and their ownership percentages in the VIEs and you, as applicable. Further, include disclosure regarding any relationships between the parties.

In response to the Staff’s comment, the Company will include the organizational chart as Annex A attached hereto in an amendment to the 2011 Form 20-F.

The Company supplementally advises the Staff that, as disclosed on page 84 of the 2011 Form 20-F, three shareholders of the VIEs, namely Yisi Gu, Xuejun Xie and Jianguo Xue are also beneficial owners of the Company. The Company will file an amendment to the 2011 Form 20-F to include a table setting forth the beneficial ownership of each of three persons in the Company, respectively, as of December 31, 2011, as follows:

Name	Beneficial Ownership in the Company (%) as of December 31, 2011
Yisi Gu	0.48%
Xuejun Xie	0.90%
Jianguo Xue	0.53%

The Company will also include in an amendment to the 2011 Form 20-F the following disclosure:

“Except as disclosed in this annual report, including contractual control arrangements and VIE shareholders’ beneficial ownership in the Company and equity interest in VIEs, there are no relationships between the parties. Other than the voting proxies given to Dr. Jin Huang as disclosed in this annual report, the Company is not aware of any relationship or arrangement between or among any shareholders that would enable any of them to control, in substance or contractually, any other shareholder’s vote.”

2.              We note that each of Ambow Shida, Ambow Sihua and Ambow Shanghai is a controlling entity operating one of your business lines, including tutoring centers, K-12 schools, career enhancement service centers and campuses, as well as one college, and each owns certain interests in a number of schools and entities. You disclose their interests as of December 31, 2011 as equity interests. Please tell us if the schools and centers described in these business lines are run through sponsorship agreements and if so, disclose the distinction between sponsorship agreements and equity ownership interests here and throughout your document.

The Company respectfully advises the Staff that, under relevant PRC laws, an entity engaged in private education business can be registered either as a private school according to the Law of Promoting Private Education or as a company according to the PRC Company Law, provided that those private educational institutions which grant diplomas shall be registered as private schools. As of December 31, 2011, the Company had across its four operating segments a total of 33 private schools and eight companies conducting private education businesses. Please refer to our response to comment 1 in the Staff’s letter dated December 21, 2012 for details of such private schools and companies.

According to the Law of Promoting Private Education, the sponsors of a private school shall make capital contributions to the school, formulate its articles of association and appoint the directors to its board (other than representatives of the faculty and staff). The board of directors in turn will appoint the principal who handles the day-to-day affairs of the school. The sponsors of private schools may choose whether to require reasonable returns or not for their contributions to the school, and  accordingly private schools can be classified into schools whose sponsors require reasonable returns (hereinafter each a “RRR School”) and schools whose sponsors do not require reasonable returns (hereinafter each a “NRRR School”). Sponsors of a RRR School may receive profit distribution from the school while sponsors of a NRRR school cannot. No matter whether sponsors require reasonable returns or not, sponsors can transfer the sponsorship interest in private schools to other parties and are entitled to the residual properties of the school after it is liquidated. In conclusion, except that sponsors may not claim returns from a NRRR school, sponsorship interest under the Law of Promoting Private Education is substantially similar and functional equivalent to the equity interest under the PRC Company law.

The Company respectfully advises the Staff that, the VIEs control the private schools through appointment of directors (which in turn appoint principals of the school) , a statutory power arising out of sponsorship interests as provided for under the Law of Promoting Private Education, rather than by sponsorship agreements.

Note 1.d. VIE arrangements, page F-13

3.              We note your response to comment 9. Please clarify for us how the Holdco VIEs have a 100 % equity interest in the schools. Explain whether the schools separate legal entities.

As explained in our response to Comment 2 above, the sponsors of a private school enjoy sponsorship interests in the schools substantially similar and functional equivalent to equity interests in a company, and for the benefit of easy reading, we have used “equity interests” to refer to both equity interests in the tutoring centers in the form of companies and sponsorship interests in private schools. The Company respectfully advises the Staff that, the VIEs have, directly or indirectly, a 100% equity interest in all the subsidiary schools except for:

(1)         Shandong Outbound Training School (77% equity interest);

(2)         Guangzhou Jinqiao Technology School (95% equity interest);

(3)         Beijing Haidian SIWA Twenty-one Century Education Training Center (95% equity interest);

(4)         Changsha K-12 Experimental School (70% equity interest);

(5)         Changsha Kindergarten (70% equity interest);

(6)         Shenyang K-12 School (90% equity interest);

(7)         Shenyang Hanwen Educational Training School (90% equity interest)

In addition, as disclosed in the 2011 Form 20-F, the Company has acquired a right to operate Beijing 21st Century International School for a period of 15 years.

All the schools are separate legal entities under PRC laws. They have their own decision-making bodies and internal management departments. They may enrol students, recruit teachers and conclude all kinds of contracts in their own name. They shall assume their civil liabilities separately and independently.

4.              Explain to us in more detail how you concluded that the schools requiring reasonable rate of returns are not VIEs and that the schools not requiring reasonable rate of returns are VIEs

The Company respectfully advises the Staff that in the response to comment 9 in Staff’s letter dated February 15, 2013, the Company had categorized the schools / colleges into two categories, requiring reasonable returns and not requiring reasonable returns. Entities in both of these categories are legal subsidiaries of the Holdco VIEs (Ambow Shanghai, Ambow Shida and Ambow Sihua). As discussed in such previous response, under the provisions of ASC 810-10, all majority-owned subsidiaries must be consolidated unless control does not rest with the majority owner. However, given the US GAAP requires the Company to first look into the VIE model prior to applying voting interest entity model, the Company has performed the required VIE assessment for each school requiring reasonable returns and concluded the schools are not VIEs given:

•                       The schools are not thinly capitalized. Because the Schools have sufficient equity to fund the entity’s daily activities and business of the schools normally make advance proceeds which also fully funded the Schools daily operation.

•                       The equity holders at risk (i.e. the Holdco VIEs) have the ability to make decisions regarding the schools’ activities. According to articles of association of the schools, the Holdco VIEs are granted the ability to appoint directors to choose the schools key executives, review the budget, and make decision on activities that would significantly impact the schools performance.

•                       The schools are not designed or set up to be VIEs, and, based on the articles of association of schools, Holdco VIEs do have voting rights to participant in the schools operation. Besides, most of the schools were becoming subsidiaries of the Holdco VIEs through a series of acquisitions, purposes for which are to earn the decision making voting rights and control of the schools.

•                       The equity holders have the obligation to absorb the expected losses of the schools. As the Holdco VIEs are the legal equity holders of the schools, they contributed the capital and bear expenses as the legal relationship allows. Further, the Ministry of Education permit the equity holders in the schools to obtain reasonable returns.

Conclusion: Based on the above, schools requiring reasonable returns are not VIEs and the voting interest entity model applies. The Company consolidates the schools, through the consolidation of its Holdco VIEs, as it has a controlling interest in the schools.

For schools not requiring reasonable returns, according to the Private Education Promotion Law, the law that regulates the private education industry in China, schools not requiring reasonable returns are prohibited from distributing annual dividends. The Company has performed the consolidation assessment under the VIE model, and concluded that these schools are VIEs and the Company shall, through its Holdco VIEs, consolidate the schools as they have a variable interest in them and are the primary beneficiaries. Following points are the assessment that the Company has performed for concluding the VIE model and consolidation:

•                       The schools are not thinly capitalized. Because the Schools have sufficient equity to fund the entity’s daily activities and business of the schools normally make advance proceeds which also fully funded the Schools daily operation. This criteria is not met for concluding the VIE model for consolidation.

•                       The equity holders at risk (i.e. the Holdco VIEs) have the ability to make decisions regarding the schools’ activities. According to articles of association of the schools, the Holdco VIEs are granted the ability to appoint directors to choose the schools key executives, review the budget, and make decision on activities that would significantly impact the schools performance. This criteria is not met for concluding using the VIE model for consolidation.

•                       The schools are not designed or set up to be VIEs, and, based on the articles of association of schools, Holdco VIEs do have voting rights to participant in the schools operation. Besides, most of the schools were becoming subsidiaries of the Holdco VIEs through a series of acquisitions, purposes for which are to earn the decision making voting rights and control of the schools. This criteria is either not met for concluding the VIE model for consolidation.

•                       The equity holders have the obligation to absorb the expected losses of the schools. As the Holdco VIEs are the legal equity holders of the schools, they contributed the capital and bear expenses as the legal relationship allows. HOWEVER, the Ministry of Education DOES NOT permit the equity holders in the schools to obtain reasonable returns so the equity holders do not have the right to absorb expected residual returns, which triggered the assessment on VIE model for consolidation based on following additional considerations:

•            The Company is not able to receive any dividends from such schools, as China Private Education Promotion Law prohibits such schools from distributing dividends.

•            The Company has a variable interest in these entities as it is able to extract profits through technical and management agreements. To date, the Company has extracted profits through software agreements with the schools where profits have arisen. Technical agreements and management agreements with the schools would be used to extract profit if such schools are making profits. If the schools are in a loss-making position, technical agreements or management agreements have not been used to extract profits.

•            The Company is the primary beneficiary of the schools, as the responsibility for day to day operation of the schools rests with the Company. It is the Company, through its control over the Holdco VIEs, that has the power to direct the schools’ most significant activities for as long as the Holdco VIEs remain the equity holders of the schools.

•            Should one of the schools not requiring reasonable returns enter into liquidation, the Private Education Promotion Law is not clear as to how any remaining residual assets will be distributed and as to whether the Holdco VIEs, as equity holders of the schools, will be entitled to recover the value of any remaining assets that exceed the original contribution of the Holdco VIEs. We are of the opinion that, under the laws of the PRC, the residual properties of a private school will be distributed to the investors, subject to any donated properties being redistributed in accordance with PRC Donation Law. The distribution of such assets is likely to be subject to the Local Education Bureau approval, and will be determined on a case by case basis. In the event that liquidation should arise, the properties would not belong to the PRC government, and the PRC government’s role is only to ensure the proper future usage of the school’s residual assets, rather than to take ownership over those assets and liabilities.

•            In relation to the entitlement to receive a significant portion of the schools’ expected residual returns, the Company actually controls all the significant activities and daily operations of the schools. It can cause the schools to sign various contracts with the Company or its subsidiaries and the Company will be entitled to the school’s expected residual return through these technical service agreements or software agreements. Therefore, as long as the Company can receive a significant portion of the schools’ profits under the technical service agreements or software agreements, the assets available for distribution upon liquidation would remain minor. In that case, it is considered that the Company is entitled to receive the significant portion of the schools’ expected residual returns.

Conclusion: Based on the discussion above, schools not requiring reasonable returns are VIEs since the Company will absorb a significant portion of any losses and will receive a significant portion of the schools’ expected residual returns through technical service agreements / software agreements. The Company consolidated them using the VIE model.

5.              Verbal Comment 1: With respect to the beneficial ownership table on page 84 of the 2011 20-F, please provide more specific disclosure with respect to class A and class B shares and voting percentages as well as the natural persons associated with the principle holding entities.

In response to the Staff’s comment, the Company will include the following revised beneficial ownership table in an amendment to the 2011 Form 20-F:

	Shares beneficially owned						Percentage of votes held
Name	Number of Class A ordinary share	Percentage of Class A ordinary share (%)	Number of Class B ordinary share	Percentage of Class B ordinary share (%)	Number of total ordinary shares	Percentage of total ordinary share (%)	Based on total Class A ordinary shares (%)	Based on total Class B ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang(1)	—	—	16,186,253	16.8	16,186,253	10.8	—	32.2	30.5
Gareth Kung	—	—	*	*	*	*	—	*	*
Jenny Zhan	—	—	*	*	*	*	—	*	*
Yisi Gu	—	—	*	*	*	*	—	*	*
Senlei Huang	—	—	*	*	*	*	—	*	*
Xuejun Xie	—	—	*	*	*	*	—	*	*
Jianguo Xue	—	—	*	*	*	*	—	*	*
Shasha Chang	—	—	—	—	—	—	—	—	—
Mark Robert Harris(2)	—	—	21,599,914	22.8	21,599,914	14.6	—	22.8	21.6
Lisa Lo(3)	—	—	6,343,697	6.7	6,343,697	4.3	—	6.7	6.3
Daniel Phillips(4)	—	—	11,563,026	12.2	11,563,026	7.8	—	12.2	11.6

All Directors and Executive Officers as a Group (11 persons)(5)	—	—	59,463,900	59.5	59,463,900	38.8	—	74.4	70.6

Principal shareholders
GL Asia Mauritius II Cayman Ltd.(6)	—	—	21,599,914	22.8	21,599,914	14.6	—	22.8	21.6
Investment entities affiliated with Actis(7)	—	—	12,972,159	13.7	12,972,159	8.8	—	13.7	13.0
Macquarie Investment Holdings (No. 2) Pty Limited(8)	—	—	11,563,026	12.2	11,563,026	7.8	—	12.2	11.6
EdVenture Inc.(9)	—	—	7,500,000	7.9	7,500,000	5.1	—	7.9	7.5
Investment entities affiliated with Baring Private Equity (10)	13,525,408	25.3	—	—	13,525,408	9.1	25.3	—	1.4

*                                         Less than 1% of the outstanding ordinary shares.

6.              Verbal Comment 2: With respect to footnote one to the beneficial ownership table, please disclose the content of the voting proxy by Dr Huang, including the rights and limitations. Please provide the voting proxy on a supplemental basis.

In response to the Staff’s comment, the Company will include the following disclosure in an amendment to the 2011 Form 20-F (changes made to original disclosure are underlined and in bold for your ease of reference):

“This number of shares excludes the 14,843,024 Class B ordinary shares over which Dr. Huang has been given a number of voting proxies in connection with the

Company’s acquisitions. For purpose of calculating percentage of votes held by Dr. Huang, such 14,843,024 Class B ordinary shares are included. Pursuant to these voting proxies, each shareholder, who executed the voting proxy, appoints Dr. Huang as his or her proxy to attend and vote at the Company’s shareholders’ meeting and demand or join a poll with the same force and effect as such shareholder could do, provided that Dr. Huang shall not act on behalf of such shareholder at any shareholder meeting at which such shareholder is in attendance to the extent such action would precluded such shareholder from participating in any other actions at such meeting. The proxy shall continue until it is revoked in writing by such shareholder.”

A form of these voting proxies is supplementally provided as Annex B hereto.

7.              Verbal Comment 3: Expanding comment 1 from the Staff’s letter dated April 4, 2013 - expand disclosure to discuss any agreement, oral or otherwise, officers, directors or any shareholders have, with the VIE shareholders.

The Company will include in an amendment to the 2011 Form 20-F the following disclosure:

“Other than the contractual control arrangements as disclosed, our officers, directors or shareholders do not have any written or oral agreement with the VIE shareholders.”

8.              Verbal Comment 4: Expanding response to comment 5 from Staff’s letter dated February 15, 2013  — provide more specific details on how the call option came into play.

The Company respectfully advises the Staff that, as disclosed in the revised summary of VIE agreements in response to comment 16 of the Staff’s letter dated December 21, 2012 which will be included in an amendment to the 2011 Form 20-F, pursuant to the call option agreement entered into by and among AECL, Xuejun Xie and Jianguo Xue, Messrs. Xie and Xue, each a shareholder of Ambow Shida, agreed not to, and shall cause Ambow Shida not to, sell, assign, mortgage or otherwise dispose of any assets, lawful income and business revenues of Ambow Shida, or enter into any transactions that may substantially affect the Company’s assets, liabilities, operations, equity and other legitimate interests (other than those made in the ordinary course of business or have been disclosed to and approved by AECL in writing) before AECL or an entity designated by AECL in writing exercises call option to obtain all the equity interest and assets of Ambow Shida. AECL or an entity designated by AECL in writing (the “Call Option Holder”) shall have the pre-emptive right and may exercise such rights and power at its sole discretion. The Call Option Holder shall notify Xuejun Xie and Jianguo Xue in writing when it exercises the call option. Upon receipt of the written notice from the Call Option Holder, Xuejun Xie and Jianguo Xue shall enter into an equity transfer agreement with the Call Option Holder on the date specified in the exercise notice. To the extent permitted by applicable laws and the Call Option Holder determines to exercise the call option, Xuejun Xie and Jianguo Xue shall cooperate and cause Ambow Shida to cooperate with the Call Option

Holder to proceed with all approvals, permits, registrations, filings and other documents necessary for such equity transfer. If Xuejun Xie or Jianguo Xue refuses to facilitate or delay the equity transfer, the Call Option Holder may take proper actions independently to complete such equity transfer. Should the Call Option Holder decides to exercise the call option, the Call Option Holder will effect such purchase through the cancellation of loans owed to AECL by Xuejun Xie and/or Jianguo Xue unless the then applicable laws require the purchase price to be determined by a valuation or otherwise provided, in which case the transfer price shall be the minimum amount provided by applicable law and the Call Option Holder will effect such purchase through, to the extent necessary, a combination of cash and cancellation of loans owed to AECL by each of Xuejun Xie and Jianguo Xue.

9.              Verbal Comment 5: Expanding response to comment 30 from the Staff’s letter dated December 21, 2012 - Explain how the PRC court would interpret the mutual consent clause.

The Company respectfully advises the Staff that the VIE shareholders executed the VIE documents, including the powers of attorney, in the forms requested by the Company. The powers of attorney in connection with Ambow Shanghai, Ambow Sihua and Suzhou Wenjian are annexes to the share pledge agreements signed respectively with the shareholders of Ambow Shanghai, Ambow Sihua and Suzhou Wenjian. The powers of attorney in connection with Ambow Shida are annexes to call option agreements. The term “as agreed” is used to mean that the powers of attorney may not be terminated unless the mutual consents of Ambow Online and the shareholders of VIEs were obtained.  Shareholders of the VIEs may not unilaterally terminate the respective powers of attorney, otherwise the shareholders of the VIE shall be liable for breach of contract and indemnify the Company. The power of attorney, as a kind of agency appointment contract, is regulated by the PRC Contract Law. According to the PRC Contract Law, neither the principal nor the agent may terminate the agency appointment contract, unless the terminating party will indemnify the other party where the other party sustains any loss due to termination of the agency appointment contract, except such loss is caused by a reason not attributable to the terminating party. Hence, the PRC court may interpret that VIE shareholders cannot unilaterally terminate the power of attorney, otherwise they shall be liable for all losses suffered by Ambow Online caused by such termination. Furthermore, since the Company has a call option in place, if VIE shareholders intend to unilaterally terminate the powers of attorney, the Company may decide to exercise the call option immediately and cash out the VIE shareholders. Accordingly, the termination provision will not impact the Company’s ability to direct the activities of Ambow Shida, Ambow Sihua, Ambow Shanghai and Suzhou Wenjian.  Thus, the Company has consolidated these entities in accordance with the Variable Interest Entities Subsections of ASC 810-10.

**********

Should you have any additional questions or require additional information, please do not hesitate to contact me, Ms. Jin Huang (jin.huang@ambow.com; telephone: +86.10.6206.8001; Fax: +86.10.6206.8100), or our attorney, Ms. Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099).

Sincerely yours,

/s/ Jin Huang
Name:	Jin Huang
Title:	President and Chief Executive Officer

Annex A

Ambow Education Holding Ltd. (Cayman)
Offshore
Onshore
100%
Ambow Education Ltd. (Cayman)
100%
Ambow Education (Hong Kong) Ltd
100%
Ambow Education Co., Ltd. (Cayman)
100%
Ambow Education Management (Hong Kong) Ltd.
100%
Ambow Education Management Ltd (Cayman)
100%
100%
Beijing Ambow Online Software Co., Ltd. (WOFE)
87.23%
Xiaogang Feng
Yisi Gu
Xuejun Xie
40%
30%
30%
Suzhou Wenjian Venture Investment Management Consulting Co., Ltd.
94.3%
5%
0.7%
100%
Wenjian Fund
Ambow (Dalian) Education and Technology Co., Ltd.(WOFE)
Xiaogang Feng
Xuejun Xie
20%
16%
64%
Shanghai Ambow Education Information Consulting Co., Ltd.
33 Entities (Exhibit A)
Jianguo Xue
Xuejun Xie
10%
90%
Beijing Ambow Shida Education Technology Co., Ltd.
12 Entities (Exhibit B)
Xiaogang Feng
Xuejun Xie
42.6%
57.4%
Ambow Sihua Education and Technology Co., Ltd.
24 Entities (Exhibit C)
Equity investment
Control by contractual arrangements
Notes: Shareholders of Tianjin Yuhua are Ambow College Management Limited,Ambow Sihua,Ambow Shida ,who own 87.23%,11.49%,1.28%of Tianjin Yuhua, respectively.

Annex B

STANDING PROXY

AMBOW EDUCATION HOLDING LTD.

(the “Company”)

The undersigned,                      (the “Member”) hereby makes, constitutes and appoints Jin Huang (the “Proxy”), as the true and lawful attorney and proxy of the undersigned with full power to attend and vote at a meeting of members of the Company and demand or join or concur in demanding a poll and/or such other matters as may in the opinion of the Proxy be necessary or desirable for the sole purpose of demanding a poll with the same force and effect as the undersigned might or could do and the undersigned hereby ratifies and confirms all that the Proxy shall do or cause to be done by virtue hereof; provide that the Proxy shall not act on behalf of the Member at any meeting at which the Member is in attendance to the extent such action would preclude the Member from participating in any other actions at such meeting.

This power and proxy shall continue until it is revoked in writing by the undersigned.

This power and proxy shall be governed by, and construed in accordance with, the laws of the Cayman Islands.

IN WITNESS whereof this instrument has been duly executed this                    ,              as a deed.

EXECUTED and
DELIVERED as a DEED by	By:
Name:

In the presence of:

Name of Witness:
Address of Witness